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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Chartwell International, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
161399 20 9
(CUSIP Number)
Orchestra Finance LLP
37 Stanmore Hill
Middlesex U.K. HA7 3DS
011-44-207-243-2522
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	161399 20 9

1	NAMES OF REPORTING PERSONS ORCHESTRA FINANCE LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED KINGDOM

	7	SOLE VOTING POWER

NUMBER OF		5,901,370

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,901,370

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,901,370

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) % calculation based on total number of Issuer’s outstanding Shares as of August 11, 2008 which equals 16,287,900.

Item 1.	Security and Issuer.
     This statement relates to shares of Common Stock, $0.001 par value (the “Shares”) of Chartwell International, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is 140 East Main Street, Middletown, NY 10940. This Amendment No. 2 to Schedule 13D filed on May 20, 2008, and amended on August 11, 2008, reports that the Reporting Person involuntarily sold 42,000 shares on September 2, 2008 and 17,000 shares on September 3, 2008, which were triggered by broker margin calls.

Item 2.	Identity and Background.
     The entity filing this statement is Orchestra Finance LLP, a regulated investment limited liability partnership organized under the laws of the United Kingdom (“Orchestra”). The business address of Orchestra is 37 Stanmore Hill, Stanmore, Middlesex HA7 3DS, United Kingdom. Orchestra, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Orchestra, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws. Orchestra is organized under the laws of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.
     On August 11, 2008, Orchestra was granted 1,173,077 shares from Issuer as compensation for assistance in all debt and equity financing during 2006 and 2007, and granted 488,462 shares as compensation for corporate finance advisory services, for a total of 1,661,539 shares granted.

Item 4.	Purpose of the Transaction.
     Orchestra received the Shares for services rendered and hold the Shares for investment.
     On September 2nd and 3rd Orchestra involuntarily sold a total of 59,000 shares which sales were triggered by broker margin calls.
     Subject to on going evaluation, except as set forth above or as previously disclosed on Schedule 13D filed on May 20, 2008, and on Amendment No. 1 to Schedule 13D filed on August 11, 2008, Orchestra has no current plans or proposals which relate to or would result in any of the following:
          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;
          (f) Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
          (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or
          (j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
          (a) Orchestra beneficially owns 5,901,370 or 36.23% of the Shares.
          (b) Orchestra has the sole power to vote 5,901,370 Shares and sole power to dispose of 5,901,370 Shares. As managing partner of Orchestra, Mr. Eszenyi holds the power to vote and to dispose of 5,901,370 Shares.
          (c) Not applicable
          (d) Not applicable
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Orchestra is managed by Mr. Eszenyi, and in such capacity, Mr. Eszenyi has voting and dispositve powers over the 5,901,370 Shares.

Item 7.	Materials to be Filed as Exhibits.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2008	/s/ Imre Eszenyi
Imre Eszenyi
Managing Partner of Orchestra Finance LLP